August 29, 2002

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal auditors for the Z-Seven Fund, Inc. ("The Fund") and, under the date of January 25, 2002, we reported on the statement of assets and liabilities of the Fund, including the schedule of investments as of December 31, 2001, and the related statement of operations for the year then ended, statements of changes in net assets for each of the years in the two-year period then ended, and financial highlights for each of the years in the seven-year period then ended. On March 27, 2002 we resigned as independent auditor for the Fund. We have read the Fund's statements included under Item 77K of its Form N-SAR dated for the period ended June 30, 2002, and we agree with such statements except we are not in a position to agree or disagree that the Board of Directors selected Tait, Weller & Baker as independent auditors of the Fund.

KPMG LLP